EXHIBIT 21.4

LIST OF SUBSIDIARIES

1.            Antek Wireless, Inc., a wholly-owned subsidiary of the Registrant, was incorporated in the State of Delaware on November 2, 1999.

2.            Emergent Technologies Corp. was incorporated in the State of West Virginia on September 29, 1995. The Registrant holds an 76.625% equity interest in Emergent.

3.            Integral Vision Systems Inc. was incorporated in the State of West Virginia on January 20, 1994. The Registrant acquired a 100% equity interest in Integral Vision in March 1997.

4.            ElectriPlast Corp., a wholly-owned subsidiary of the Registrant, was incorporated in the State of Delaware on February 16, 2001.

5.            Integral Technologies Asia, Inc. a wholly owned subsidiary of the registrant was incorporated in Asia on February 19, 2014.